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                                                                    EXHIBIT 99.1


           VISTA GOLD CORP. ANNOUNCES IMPROVED SECOND QUARTER RESULTS

DENVER, COLORADO, AUGUST 7, 1997 - Vista Gold Corp. reported a net loss of US$1.2 million or $0.01 per share for the second quarter ending June 30, 1997 compared to a net loss of US$2.9 million or $0.06 per share for the same period in 1996. Cash flow from mining operations were US$2.4 million compared to US$1.6 million for the same period in 1996. These excellent results were achieved in spite of lower gold prices. For the first six months of 1997, the Company reported a net loss of US$1.9 million or $0.02 per share compared to a loss of US$4.9 million or $0.11 per share for the same period in 1996. Cash flow from mining operations for the first six months of 1997 were US$4.7 million compared to US$2.6 million for the same period in 1996.

The Hycroft mine in Nevada reported an all time record gold production of 30,404 ounces in the second quarter for a total of 60,539 ounces for the first six months of the year. This compares to second quarter 1996 production of 23,429 and 39,635 ounces for the first six months of 1996.

The improvement in financial results for the second quarter and first six months can be attributed to the increased gold production and lower direct cash costs at the mine. Direct cash costs for the first six months were $240 per ounce. This compares to direct cash costs for the first six months of 1996 of $287 and $274 for the full year 1996.

                                SUMMARY RESULTS
                (US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                 JUNE 30                   JUNE 30
                                                           1997           1996          1997       1996
                                                           ----           ----          ----       ----
   Revenue                                                $11,201        $9,739       $22,572     $16,408
   Mineral exploration expense*                             1,143           765         1,613       1,886
   Net earnings (loss)                                     (1,192)       (2,992)       (1,883)     (4,897)
   Cash flow from mining operations                         2,388         1,550         4,686       2,603

   Net earnings (loss) per share                          $ (0.01)       $(0.06)       $(0.02)     $(0.11)
   Direct cash operating cost per ounce                       240           290           240         287

   Consolidated Production
   Gold  (ounces)                                          30,404        23,429        60,539      39,635
   Silver (ounces)                                        163,876       110,710       304,920     150,433

* Vista Gold's policy is to expense exploration costs in the period incurred versus capitalizing those costs.
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Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America.

                                      ---

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO at (303) 629-2450 or (888) 629-2450.